MASTERWORKS 023, LLC

497 Broome Street

New York, New York 10013

Phone: (203) 518-5172

October 27, 2020

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Masterworks 023, LLC
Offering Statement on Form 1-A
Filed July 29, 2020
File No. 024-11283

Withdrawal of Qualification Request

Dear Sir or Madam:

Reference is made to our letter, filed as correspondence via EDGAR on October 26, 2020, in which we requested that the Securities and Exchange Commission take appropriate action to declare the above-captioned Offering Statement on Form 1-A qualified at 9:00 A.M. EST on October 28, 2020.

We are no longer requesting that such Offering Statement be declared qualified at this time and we hereby formally withdraw our request for acceleration of the qualification date.

Very truly yours,

MASTERWORKS 023, LLC

By:	/s/ Joshua B. Goldstein
Joshua B. Goldstein
General Counsel and Secretary

Dan Morris (Securities and Exchange Commission)